EXHIBIT 99.1

TTI Telecom to Report Fourth Quarter and Year-End 2009 Financial Results on February 24, 2010

Conference Call Scheduled for 9:00 a.m. ET

ROSH HA'AYIN, Israel, Feb. 22, 2010 (GLOBE NEWSWIRE) -- TTI Team Telecom International Ltd. (Nasdaq:TTIL), ('TTI Telecom'), a global supplier of Operations Support Systems (OSS) to communication service providers, announced today that it will release the fourth quarter and year-end 2009 results on February 24, 2010.

Management will host a conference call at 9:00 a.m. ET for interested investors and analysts.

To participate in the live call, please dial the following teleconferencing numbers at least five minutes before the scheduled start time: (888) 229-0736 in the U.S., or (706) 679-0692 internationally. Participants will be asked to provide the following access code: 56356365.

For those unable to participate in the live call, a replay will be available two hours after the call's completion.  To access the replay, please call (800) 642-1687 in the U.S., and (706) 645-9291 internationally. The access code for the replay is 56356365. The recording will be available from: 02/24/2010 12:30 to 03/03/2010 23:59.

Additionally, a recording of the call will be available, as an MP3 file at www.tti-telecom.com.

About TTI Telecom:

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions – Fault Management (FaM) and Performance Management (PMM) – that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

CONTACT:  TTI Telecom
          Rebecca (Rivi) Aspler, Director, Investor Relations
          +972-3-926-9093
          Mobile: +972-54-777-9093
          Fax: +972-3-926-9574
          rebecca.aspler@tti-telecom.com